Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 28, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business		Outcome of Vote

1.	Election of each director nominee proposed in the Management Information Circular of the Company dated March 10, 2022, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:	Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert A. Cascella	544,046,335	98.54%	8,052,867	1.46%
Deepak Chopra	540,929,976	97.98%	11,169,226	2.02%
Daniel P. DiMaggio	542,197,570	98.21%	9,901,632	1.79%
Laurette T. Koellner	536,845,828	97.24%	15,253,374	2.76%
Robert A. Mionis	545,116,275	98.74%	6,982,927	1.26%
Luis A. Müller	545,371,953	98.78%	6,727,249	1.22%
Carol S. Perry	544,616,181	98.64%	7,483,021	1.36%
Tawfiq Popatia	543,775,439	98.49%	8,323,763	1.51%
Michael M. Wilson	520,242,240	94.23%	31,856,962	5.77%

2.	Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
541,783,986	97.55%	13,613,846	2.45%

Business	Outcome of Vote

3.	Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
544,906,320	98.65%	7,431,016	1.35%

4.	Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
538,429,442	97.52%	13,669,760	2.48%